HURLBERT PLC

June 10, 2024

Via Edgar Transmission

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Harden Technologies Inc. Request for Withdrawal of Registration Statement on Form F-1 File No. 333-269755

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Harden Technologies Inc. (the “Company) respectfully requests the immediate withdrawal of its (a) Registration Statement on Form F-1 (File No. 333-269755) initially filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2023, together with all exhibits thereto (the “Registration Statement”) and (b) Post-Effective Amendment No. 1 to the Registration Statement filed on May 24, 2024 (the “Post-Effective Amendment”), with such application to be approved effective as of the date hereof or at the earliest practical date hereafter. The Company is withdrawing the Registration Statement and the Post-Effective Amendment because it no longer plans to consummate the offering on the terms described in the Registration Statement and the Post-Effective Amendment. The Company represents that no securities were sold in connection with the Registration Statement or the Post-Effective Amendment.

        The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

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Please contact the undersigned at (804) 814-2209 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg